EXHIBIT 99.1

                          CALENDAR OF CORPORATE EVENTS


                                           INFORMATION ABOUT THE COMPANY
--------------------------------------------------------------------------------------------------------------------
                  COMPANY NAME                                              PERDIGAO S.A.
--------------------------------------------------------------------------------------------------------------------
               HEAD OFFICE ADDRESS                 AV. ESCOLA POLITECNICA, 760 - 2ND FLOOR - JAGUARE -
                                                          05350-901 - SAO PAULO - SP - BRAZIL
--------------------------------------------------------------------------------------------------------------------
                     WEBSITE                                            WWW. PERDIGAO.COM.BR
--------------------------------------------------------------------------------------------------------------------
           Investor Relations Director            NAME: WANG WEI CHANG

                                                  E-MAIL: ACOES@PERDIGAO.COM.BR
                                                  TELEPHONES: (5511) 37185312 / 5465 / 5301 / 5306
                                                  FAX: (5511) 37185297
--------------------------------------------------------------------------------------------------------------------
   NEWSPAPERS (AND PLACE) IN WHICH THE            GAZETA MERCANTIL - SAO PAULO
    COMPANY RELEASES ITS CORPORATE ACTIONS        DIARIO OFICIAL DO ESTADO - SAO PAULO
--------------------------------------------------------------------------------------------------------------------
 ANNUAL FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS, RELATED TO
                     THE PERIOD ENDED ON DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                                 RELEASE TO SHAREHOLDERS                                         Mar 03, 2004
--------------------------------------------------------------------------------------------------------------------
                               PUBLICATION IN THE NEWSPAPER                                      Mar 03, 2004
--------------------------------------------------------------------------------------------------------------------
                                    SENDING TO BOVESPA                                           Mar 02, 2004
--------------------------------------------------------------------------------------------------------------------
STANDARDIZED FINANCIAL STATEMENTS - DFP, RELATED TO THE PERIOD ENDED ON DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                         EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                                    SENDING TO BOVESPA                                           Mar 02, 2004
--------------------------------------------------------------------------------------------------------------------
ANNUAL INFORMATION - IAN, RELATED TO THE PERIOD ENDED ON DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                                    SENDING TO BOVESPA                                           May 06, 2004
--------------------------------------------------------------------------------------------------------------------
QUARTERLY INFORMATION - ITR
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                                       SENDING TO BOVESPA                                        May 12, 2004
                                o    RELATED TO 1ST QUARTER                                     Aug 12, 2004
                                o    RELATED TO 2ND QUARTER                                     Nov 12, 2004
                                o    RELATED TO 3RD QUARTER
--------------------------------------------------------------------------------------------------------------------
ORDINARY GENERAL MEETING
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                             PUBLICATION OF CALL FOR MEETING                                    Mar 03, 2004
--------------------------------------------------------------------------------------------------------------------
  SENDING OF CALL FOR MEETING TO BOVESPA FOLLOWED BY MANAGEMENT PROPOSAL, WHEN AVAILABLE        Mar 03, 2004
--------------------------------------------------------------------------------------------------------------------
                            DATE OF ORDINARY GENERAL MEETING                                    Apr 06, 2004
--------------------------------------------------------------------------------------------------------------------
         SENDING OF THE MAIN DECISIONS OF THE ORDINARY GENERAL MEETING TO                       Apr 06, 2004



                                    BOVESPA
--------------------------------------------------------------------------------------------------------------------
              SENDING OF THE MINUTES OF ORDINARY GENERAL MEETING TO BOVESPA                     Apr 16, 2004
--------------------------------------------------------------------------------------------------------------------
EXTRAORDINARY GENERAL MEETING SCHEDULED
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                             PUBLICATION OF CALL FOR MEETING                                          -
--------------------------------------------------------------------------------------------------------------------
  SENDING OF CALL FOR MEETING TO BOVESPA FOLLOWED BY MANAGEMENT PROPOSAL, WHEN AVAILABLE              -
--------------------------------------------------------------------------------------------------------------------
                          DATE OF EXTRAORDINARY GENERAL MEETING                                       -
--------------------------------------------------------------------------------------------------------------------
      SENDING OF THE MAIN DECISIONS OF THE EXTRAORDINARY GENERAL MEETING TO BOVESPA                   -
--------------------------------------------------------------------------------------------------------------------
            SENDING OF THE MINUTES OF EXTRAORDINARY GENERAL MEETING TO BOVESPA                        -
--------------------------------------------------------------------------------------------------------------------
ANALYST MEETING
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
                DATE OF ANALYST MEETING, OPEN TO OTHER INTERESTED PARTIES                       SP- May 17 2004
                                                                                                RJ - May 19 2004
--------------------------------------------------------------------------------------------------------------------
BOARD MEETINGS ALREADY SCHEDULED
--------------------------------------------------------------------------------------------------------------------
                                          EVENT                                                      DATE
--------------------------------------------------------------------------------------------------------------------
               DATE OF BOARD MEETING (WHICH SUBJECT BE OF MARKET INTEREST)                            -
--------------------------------------------------------------------------------------------------------------------
                SENDING OF MAIN DELIBERATIONS OF BOARD MEETING TO BOVESPA                             -
--------------------------------------------------------------------------------------------------------------------
                      SENDING OF MINUTES OF BOARD MEETING TO BOVESPA                                  -
--------------------------------------------------------------------------------------------------------------------


                                       2